UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NAVIDEA BIOPHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35076	31-1080091
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4995 Bradenton Avenue, Suite 240, Dublin, Ohio	43017
(Address of principal executive offices)	(Zip Code)

Joseph Meyer, (614) 793-7500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Navidea Biopharmaceuticals, Inc. (the Company) has evaluated its current product line to determine whether it manufactures or contracts to manufacture any products for which columbite‑tantalite (colta), cassiterite, gold, wolframite, or their derivatives are necessary to the functionality of the product. The Company has determined that its technetium Tc 99m tilmanocept injection product (the Covered Product) contains tin, a derivative metal from the mineral cassiterite.

The Company has conducted a reasonable country of origin inquiry (RCOI) as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company’s RCOI consisted of submitting inquiries to its supplier of the Covered Product. The Company has relied on the certification from an upstream supplier of its supplier that the tin used in the Covered Product did not originate from the Democratic Republic of Congo or an adjoining country.  The Company has no reason to believe that this certification is inaccurate. Accordingly, the Company has determined that the tin contained in the Covered Product did not originate from the Democratic Republic of Congo or an adjoining country.

A copy of this Conflict Minerals Disclosure is publicly available at www.navidea.com under “Investors,” then “Corporate Governance,” then “Governance Documents,” then “Conflict Minerals Disclosure.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Navidea Biopharmaceuticals, Inc.
(Registrant)

/s/ Joseph W. Meyer	May 31, 2023
By (Signature and Title)	(Date)
Joseph W. Meyer
Director, Finance and Accounting
(Principal Financial Officer)